Exhibit 99.7

IMPORTANT INSTRUCTIONS—PLEASE READ

Dear Gold Kist Member:

This package of materials is very important for your consideration and vote on a proposal to approve a plan of conversion, pursuant to which Gold Kist will convert from a cooperative marketing association to a for profit corporation. A special meeting of the members of Gold Kist Inc. will be held on September 8, 2004, at which you may vote in person on the conversion or vote by mail using the enclosed ballot.

In connection with the special meeting and vote:

1. You should read the enclosed disclosure statement-prospectus carefully. It contains important details about the conversion and related transactions. To determine the total estimated proceeds you will receive from the conversion transaction, you should add your Grand Total Equity to your estimated share of the additional distribution to members on your Patron Equity Report included with this packet.

2. After reading the enclosed disclosure statement-prospectus, if you do not wish to attend the special meeting and vote in person, you should mark the enclosed GOLD ballot indicating your vote regarding the plan of conversion. Please sign and date your ballot.

3. Complete, sign and date the BLUE taxpayer identification form. Failure to complete this form may result in federal income tax backup withholding on any payments made to you.

4. Return your ballot and taxpayer identification form to SunTrust Bank, inspector of elections, using the enclosed envelope. SunTrust Bank must receive your ballot by September 8, 2004.

If after reading the enclosed disclosure statement-prospectus, you have questions or require additional information, you should attend one of the division information meetings listed on the schedule enclosed with this package or contact Wayne Lord, vice president of corporate relations, at 770-393-5359.

Thank you for your serious consideration of this proposal.

Sincerely,

John Bekkers

President and Chief Executive Officer